KASOWITZ BENSON TORRES LLP

1633 BROADWAY
NEW YORK, NEW YORK 10019
(212) 506-1700
FAX: (212) 506-1800

DAVID S. ROSNER
DIRECT DIAL: (212) 506-1726
DIRECT FAX: (212) 835-5026
DRosner@kasowitz.com

ATLANTA
HOUSTON
LOS ANGELES
MIAMI
NEWARK
SAN FRANCISCO
SILICON VALLEY
WASHINGTON DC

April 29, 2020

Board of Directors of Quorum Health Corporation
c/o McDermott Will & Emery LLP
444 West Lake Street
Suite 4000
Chicago, Illinois 60606
Attn: Felicia Gerber Perlman, Esq. (via email)
        Bradley Thomas Giordano, Esq. (via email)

      Re: Termination of the Restructuring Support Agreement

Dear Sirs and Madams:

We represent Mudrick Capital Management, L.P. ("Mudrick"), beneficial owner of approximately 15% of Quorum Health Corporation's (the "Company") common stock. We are writing to implore the Company's board of directors (the "Board") to exercise its "fiduciary out" and terminate the Restructuring Support Agreement (the "RSA") currently restricting the Company. Once terminated, the Company may quickly engage with Mudrick (the Company's largest unconflicted shareholder) and modify its proposed Plan of Reorganization (the "Plan") to provide for a proper shareholder recovery. Or, instead, the Company may dismiss these cases.

Three weeks ago, this Board shockingly resolved that "it is desirable and in the best interests of each Company, its equityholders, its creditors, and other parties in interest to enter into the Restructuring Support Agreement and to commence solicitation of the Plan . . . ."[1] We have no idea how the Board could have concluded that an RSA and Plan that wipes out shareholders is somehow "desirable" to and "in the best interests of" the very same shareholders. As you know, Mudrick has consistently maintained that there is substantial equity value in the Company. We so advised you in our March 23, 2020 letter prior to the Company's entry into the RSA, and we so advised the United States Trustee with our reasoning and supporting facts in our April 8, 17, and 19, 2020 letters seeking the appointment of an Official Equity Committee. We trust you have reviewed this correspondence. Notwithstanding these facts and the Board's

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[1] Omnibus Action by Written Consent in Lieu of a Meeting of the Entities listed on Schedule A, April 6, 2020 (emphasis added).

undeniable fiduciary duty to the Company's shareholders,[2] you nevertheless acquiesced to the Senior Noteholders and filed bankruptcy, intent on cancelling the Company's equity.

The Board decided to sign the RSA on April 6th. Much has changed in the three weeks since then. Federal governmental action in just the last week has markedly and materially increased the Company's value. There can be no further legitimate doubt in your minds (there never was in ours) that even the Company's flawed valuation propping up the Plan is now factually (and legally) stale, and the Board can no longer support it. The CARES Act Provider Relief Fund (the "Provider Relief Fund"), as Congress increased it by $75 billion last week in the Health Care Enhancement Act, now provides $175 billion in grants, not loans, for hospitals and other providers, including the Company. Prior to last week's increase, HHS had already disbursed $30 billion on the basis of providers' 2019 Medicare fee-for-service revenue.[3] Of this, HHS granted the Company $19.2 million or 0.06% of the initial $30 billion distribution.[4] While the exact distribution methodology for the remaining $145 billion of grants is not yet fully known, assuming the Company receives the same 0.06% distribution of this forthcoming $145 billion, the Company will have received $112 million. What we do know is that HHS is not distributing the funds exactly as it did before, to the benefit of the Company. In fact, of the remaining $50 billion of the initial $100 billion allocation HHS has specifically earmarked $10 billion for "rural health clinics and hospitals[,]" like those the Company owns.[5] If this $10 billion dollars is distributed ratably based solely on the number of hospitals, the Company would receive an additional $107 million to $126 million dollars. Between the $19.2 million received to date and the additional allocation from the rural hospital earmark, the Company will have received between $127 million to $146 million dollars with significant additional funds forthcoming from the remaining $135 billion still to be granted. All in, depending on the Company's requests and the final grants, the Company is set to receive hundreds of millions of dollars that it had no expectation of getting when it signed the RSA.[6] If the Company proceeds with the RSA and the Plan, potentially hundreds of millions in equity value and the additional benefits that that liquidity provides – on top of the pre-Provider Relief Fund substantial equity value – will transfer from the Company's shareholders to the Senior Noteholders.

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[2] Cede & Co. v. Technicolor, Inc., 634 A.2d 345, 360 (Del. 1993) ("Directors are charged with an unyielding fiduciary duty to protect the interests of the corporation and to act in the best interests of its shareholders.") (citations omitted).

[3] HHS Press Release, April 22, 2020, attached.

[4] The Company did not include this cash asset in its Plan valuation.

[5] HHS Press Release.

[6] We do not know at this point what the Company's CARES Act Provider Relief Fund and Health Care Enhancement Act requests are nor what the final grants will be. We have asked, but to date the Company has remained silent. But regardless of whether it is $50 million or $300 million, it is currently available value that simply cannot be stripped from the Company's shareholders.

Accordingly, this Board can and must step in and stop the Plan. Two provisions allow it to do so. First, section 8(b) of the RSA provides in relevant part that:

> [N]othing in this Agreement shall require a Debtor or the Governing Body of a Debtor to take any action or to refrain from taking any action with respect to the Restructuring to the extent such Debtor or Governing Body determines, after consultation with counsel, that taking or failing to take such action would violate applicable law or <u>breach its or their fiduciary obligations under applicable law</u>. (emphasis added)

Correspondingly, section 14(b) of the RSA provides in relevant part that:

> Quorum may, in its discretion, terminate this Agreement . . . upon the occurrence of . . . a determination by the Board, in good faith and after consulting with counsel, that proceeding with the Restructuring and pursuit of confirmation and consummation of the Plan <u>would breach the Board's fiduciary obligations</u>. (emphasis added)

Taken together, this is the Board's "fiduciary out." This "fiduciary out" of the RSA, we are told, is the shareholders' protection – their only protection – where, as here, changed facts and circumstances dictate that continued prosecution of the Plan is a breach of your fiduciary duties. The Company provided public disclosure – the only so-called "notice" to its shareholders – touting this protection.[7] And the Company relied on this protection in blocking, at least as of mid-last week, Mudrick's request for an Official Equity Committee.[8, 9] Now the Board must make good on this fiduciary promise. Adherence to the RSA and continued pursuit of the Plan is a breach of your fiduciary duties.

We have been clear with the Company and with this Board, both prepetition and postpetition, and pre- and now post-enhanced Provider Relief Fund, that the Company is decidedly solvent and that this Board's fiduciary duties run "unyieldingly" to the Company's shareholders. Taking Federal grant funds to remain decidedly solvent while eliminating public shareholders not only breaches your fiduciary duty, it smacks of bad faith. And there can be no genuine question that Congress intended the enhanced Provider Relief Fund to maintain providers, like the Company, as solvent going concerns today. Selling cheap equity under the

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[7] <u>Disclosure Statement</u>, p. 21 ("[T]he Debtors maintain a broad 'fiduciary out' under section 8(b) of the Restructuring Support Agreement . . . .").

[8] <u>Company Letter to United States Trustee</u>, April 16, 2020, p. 13 ("Further, it completely disregards the fact that the Debtors maintain a broad 'fiduciary out' under section 8(b) of the Restructuring Support Agreement.") (footnote omitted).

[9] The United States Trustee last Wednesday advised Mudrick that "we have determined not to appoint an official committee of equity security holders <u>at this time</u>. Of course, we reserve the right to revisit this determination in the future <u>if new facts develop</u>." <u>United States Trustee Letter</u>, April 22, 2020, attached (emphasis added). Today we renewed our request to the United States Trustee for the appointment of an Official Equity Committee.

ill-advised Equity Commitment Agreement and borrowing expensive debt under the ill-advised DIP Financing Agreement is now not only bad judgment in furtherance of a flawed Plan, it is potentially dangerous to the Company's ability to access all of the enhanced Provider Relief Fund and maximum liquidity. [10]

In addition to terminating the RSA, it may very well be that dismissal of these bankruptcy cases now is in the best interest of the Company, its shareholders, and all of its stakeholders. These cases, either through the proposed equity raise and DIP financing or the failure to dismiss, may jeopardize the Company's ability to receive the maximum amount of liquidity from funds already available under the Medicare Accelerated and Advance Payment Programs ("MAAPP").[11] Today the entity from which the Company was spun out, Community Health Systems, Inc., announced that it had received an advance of $1.2 billion from the MAAPP, which implies that the Company could receive over $112 million in immediately available liquidity, interest free for a year with no amortization for the first four months, and repaid directly through offsets to Medicare reimbursements over the following eight months with any remaining balance after a year due in 31 days or stretched with interest. Compare this to no liquidity bridge coupled with a $100 million DIP Financing Facility priced at LIBOR plus 10% due in six months. You have stated that the Company desires to avail itself of every possible source of Government assistance available to it, but if, instead of doing everything in its power to realize on this opportunity for the benefit of the Company and its shareholders, this Board continues with this bankruptcy to foreclose, or worse, to strategically delay the Company's opportunity for the benefit of the Senior Noteholders, then it becomes quite clear that the only purpose of these cases is to wipe out equity at either the cost of or in order to transfer to the Senior Noteholders the benefit of hundreds of millions of dollars in interest-free loans, while also taking hundreds of millions of dollars in grant money and transferring it to the Senior Noteholders. The Board needs to decide now whether it should dismiss these cases.

Today we filed four sets of papers: (1) a motion to continue the confirmation hearing; (2) preliminary objections to confirmation of the Plan; (3) a motion for the appointment of an Official Equity Committee; and (4) an objection to further approval of DIP financing. Among other things, we point out to the Court the illegal releases and exculpation the Company seeks for the members of this Board, which are actually more egregious than those this very same Judge has rejected before,[12] and which will not even apply to Mudrick as an objecting shareholder under the terms of the dead-on-arrival Plan itself. Instead of the Company spending millions of dollars on litigation that will only put the Company exactly where it is right now (with somewhat

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[10] Health Care Enhancement Act, Pub. Law No. 116-139, 134 Stat. 620, 622-23 (The newly appropriated $75 billion "may not be used to reimburse expenses or losses that have been reimbursed from other sources or that other sources are obligated to reimburse." The Company must also provide "a statement justifying the need of the provider for the payment.")

[11] Community Health Services, Inc. Release, April 28, 2020, attached.

[12] In re Emerge Energy Servs. LP, No. 19-11563 (KBO), 2019 Bankr. LEXIS 3717, *53 (Owens, B.J., Dec. 5, 2019).

less cash),[13] we urge the Board to meet its legal obligation and honor the "fiduciary out" commitment it made. Terminate the RSA, engage with your shareholders, and revise the Plan to provide for fair recoveries.

We look forward to your prompt response.

Sincerely,

/s/ David S. Rosner

David S. Rosner

Attachments

cc: T. Patrick Tinker, Esq. (via email)
Benjamin Hackman, Esq. (via email)
Rosa Sierra, Esq. (via email)
Josh Feltman, Esq. (via email)
Alfred Lumsdaine (via MWE)

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[13] The Company has obligated itself to pay not only its attorneys and advisers, but also those of the Senior Lenders, the Senior Noteholders, individual Senior Noteholders, the Equity Commitment Parties, the DIP Financing Lenders, and may be ordered to reimburse our fees and expenses by the Bankruptcy Court.

Attachment 1

HHS Press Release



HHS Announces Additional Allocations of CARES Act Provider Relief Fund

FOR IMMEDIATE RELEASE
April 22, 2020

President Donald J. Trump signed the bipartisan CARES Act legislation to provide relief to American families, workers, and the heroic healthcare providers on the frontline of the COVID-19 outbreak. $100 billion is being distributed by the Administration to healthcare providers, including hospitals battling this disease.

"The healthcare providers on the frontlines of the pandemic are heroic, and President Trump recognizes that every American healthcare provider has pitched in for this fight in some way," said HHS Secretary Alex Azar. "Our goal in all of the decisions we're making is to get the money from the Provider Relief Fund out the door as quickly as possible while targeting it to those suffering the most from the pandemic. We will continue using every regulatory and payment flexibility we have to help providers continue doing their vital work until we've defeated this virus.""

In allocating the funds, the Administration is working to address both the economic harm across the entire healthcare system due to the stoppage of elective procedures, and addressing the economic impact on providers incurring additional expenses caring for COVID-19 patients, and to do so as quickly and transparently as possible.

GENERAL ALLOCATION

- $50 billion of the Provider Relief Fund is allocated for general distribution to Medicare facilities and providers impacted by COVID-19, based on eligible providers' 2018 net patient revenue.

    - To expedite providers getting money as quickly as possible, $30 billion was distributed immediately, proportionate to providers' share of Medicare fee-for-service reimbursements in 2019. On Friday, April 10, $26 billion was delivered to bank accounts. The remaining $4 billion of the expedited $30 billion distribution was sent on April 17.

    - This simple formula, working with the data we had, was used to get the money out the door as quickly as possible. We were very clear that additional funds would be going out quickly to help providers with a relatively small share of their revenue coming from Medicare fee-for-service, such as children's hospitals.

- Those funds are beginning to be delivered this week. HHS will begin distribution of the remaining $20 billion of the general distribution to these providers to augment their allocation so that the whole $50 billion general distribution is allocated proportional to providers' share of 2018 net patient revenue.

- On April 24, a portion of providers will automatically be sent an advance payment based off the revenue data they submit in CMS cost reports. Providers without adequate cost report data on file will need to submit their revenue information to a portal opening this week at https://www.hhs.gov/providerrelief for additional general distribution funds.

  - Providers who receive their money automatically will still need to submit their revenue information so that it can be verified.

- Payments will go out weekly, on a rolling basis, as information is validated, with the first wave being delivered at the end of this week (April 24, 2020).

• Providers who receive funds from the general distribution have to sign an attestation 🔗 confirming receipt of funds and agree to the terms and conditions of payment and confirm the CMS cost report.

• The terms and conditions also include other measures to help prevent fraud and misuse of the funds. All recipients will be required to submit documents sufficient to ensure that these funds were used for healthcare-related expenses or lost revenue attributable to coronavirus. There will be significant anti-fraud and auditing work done by HHS, including the work of the Office of the Inspector General.

• President Trump is committed to ending surprise bills for patients. As part of this commitment, as a condition to receiving these funds, providers must agree not to seek collection of out-of-pocket payments from a presumptive or actual COVID-19 patient that are greater than what the patient would have otherwise been required to pay if the care had been provided by an in-network provider.

TARGETED ALLOCATIONS

ALLOCATION FOR COVID-19 HIGH IMPACT AREAS

• $10 billion will be allocated for a targeted distribution to hospitals in areas that have been particularly impacted by the COVID-19 outbreak. As an example, hospitals serving COVID-19 patients in New York, which has a high percentage of total confirmed COVID-19 cases, are expected to receive a large share of the funds.

- Hospitals should apply for a portion of the funds by providing four simple pieces of information via an authentication portal before midnight PT, Thursday April 23. This portal is live, and hospitals have already been contacted directly to provide this information.

- Hospitals will need to provide:

  o Tax Identification Number

  o National Provider Identifier

  o Total number of Intensive Care Unit beds as of April 10, 2020

  o Total number of admissions with a positive diagnosis for COVID-19 from January 1, 2020 to April 10, 2020

- The authentication and data-sharing process should take less than five minutes via a system that should be familiar to most hospitals.
- This information is necessary for the government to determine what facilities will qualify for a targeted distribution. Supplying this information does not guarantee receipt of funds from this distribution.

- The Administration will use the data it receives to distribute the targeted funds to where the impact from COVID-19 is greatest. The distribution will take into consideration the challenges faced by facilities serving a significantly disproportionate number of low-income patients, as reflected by their Medicare Disproportionate Share Hospital (DSH) Adjustment.

ALLOCATION FOR TREATMENT OF THE UNINSURED

• The Trump Administration is committed to ensuring that Americans are protected against financial obstacles that might prevent them from getting the treatment they need for COVID-19.

• As announced in early April, a portion of the $100 billion Provider Relief Fund will be used to reimburse healthcare providers, at Medicare rates, for COVID-related treatment of the uninsured.

• Every health care provider who has provided treatment for uninsured COVID-19 patients on or after February 4, 2020, can request claims reimbursement through the program and will be reimbursed at Medicare rates, subject to available funding.

• Steps will involve: enrolling as a provider participant, checking patient eligibility and benefits, submitting patient information, submitting claims, and receiving payment via direct deposit.

- Providers can register for the program on April 27, 2020, and begin submitting claims in early May 2020. For more information, visit coviduninsuredclaim.hrsa.gov.

ALLOCATION FOR RURAL PROVIDERS

- $10 billion will be allocated for rural health clinics and hospitals, most of which operate on especially thin margins and are far less likely to be profitable than their urban counterparts.

    - This money will be distributed as early as next week on the basis of operating expenses, using a methodology that distributes payments proportionately to each facility and clinic.

    - This method recognizes the precarious financial position of many rural hospitals, a significant number of which are unprofitable.

    - Rural hospitals are more financially exposed to significant declines in revenue or increases in expenses related to COVID-19 than their urban counterparts.

ALLOCATION FOR INDIAN HEALTH SERVICE

- Recognizing the strain experiences by the Indian Health Service, $400 million will be allocated for Indian Health Service facilities, distributed on the basis of operating expenses. Indian Country is also being impacted by COVID-19.

    - This money will be distributed as early as next week on the basis of operating expenses for facilities.
    - This complements other funding provided to IHS and work we've done to expand IHS capacity for telehealth.

ADDITIONAL ALLOCATIONS

- There are some providers who will receive further, separate funding, including skilled nursing facilities, dentists, and providers that solely take Medicaid.

HELPING ENSURE ALL AMERICANS HAVE ACCESS TO CARE

- The *Families First Coronavirus Response Act*, as amended by the *CARES Act*, requires private insurers to waive an insurance plan member's cost-sharing payments for COVID-19 testing. The President also secured funding to cover COVID-19 testing for uninsured Americans.

- President Trump has also secured commitments from private insurers, including Humana, Cigna, UnitedHealth Group, and the Blue Cross Blue Shield system, to waive cost-sharing payments for treatment related to COVID-19 for plan members.

- Additionally, President Trump is committed to ending surprise bills for patients. As part of this commitment, as a condition to receiving general funds, providers must agree not to seek collection of out-of-pocket payments from a presumptive or actual COVID-19 patient that are greater than what the patient would have otherwise been required to pay if the care had been provided by an in-network provider.

Attachment 2

United States Trustee Letter



U.S. Department of Justice

Office of the United States Trustee

District of Delaware

844 King Street, Suite 2207   (302) 573-6491
Wilmington, DE 19801   fax (302) 573-6497

April 22, 2020

<u>**VIA E-MAIL**</u>

David S. Rosner, Esq.
Kasowitz, Benson, Torres & Friedman LLP
drosner@kasowitz.com

  Re: Appointment of Official Equity Committee in *In re Quorum Health Corp.*, 20-10766 (KBO)

Dear Mr. Rosner,

  We received your letter dated April 8, 2020, requesting, on behalf of Mudrick Capital Management, L.P., the appointment of an official committee of equity security holders in the Quorum Health Corp. case. We also received your letters dated April 17 and 19. Thank you for providing these to us and for speaking with us on April 13.

  We have reviewed the facts and circumstances of this case. Based on that review, we have determined not to appoint an official committee of equity security holders at this time. Of course, we reserve the right to revisit this determination in the future if new facts develop.

  As you know, the absence of an official committee of equity security holders does not preclude Mudrick Capital Management, L.P. from asserting its interests in this case. Under the Bankruptcy Code, parties in interest, including creditors and equity security holders, generally have standing to raise and appear and be heard on issues that affect their interests.

  Thank you for your patience during our review of this matter.

Respectfully,

/s/ Benjamin Hackman
Benjamin A. Hackman
Rosa Sierra
Trial Attorneys
Office of the United States Trustee
J. Caleb Boggs Federal Building
844 King Street, Suite 2207
Lockbox 35
Wilmington, DE 19801
Tel: (302) 573-6493
Fax: (302) 573-6497
benjamin.a.hackman@usdoj.gov
rosa.sierra@usdoj.gov

cc: Matthew B. Stein, Esq.
        Robert J. Dehney, Esq.

Attachment 3

Community Health Services, Inc. Release

2020-04-28 21:46:26

Reorg®

Community Health Systems Inc

Tue 04/28/2020 16:15 PM

Community Health Systems, Inc. Announces First Quarter 2020 Results

[28-April-2020]

FRANKLIN, Tenn.--(BUSINESS WIRE)-- Community Health Systems, Inc. (NYSE: CYH) (the "Company") today announced financial and operating results for the three months ended March 31, 2020.

The following highlights the financial and operating results for the three months ended March 31, 2020.

Net operating revenues totaled $3.025 billion.

Net income attributable to Community Health Systems, Inc. common stockholders was $18 million, or $0.15 per share (diluted), compared with net loss of $(118) million, or $(1.04) per share (diluted), for the same period in 2019. Excluding the adjusting items as presented in the table in footnote (e) on page 13, net loss attributable to Community Health Systems, Inc. common stockholders was $(1.59) per share (diluted), compared to $(0.53) per share (diluted) for the same period in 2019.

Adjusted EBITDA was $309 million.

Net cash provided by operating activities was $57 million, compared with $133 million for the same period in 2019.

On a same-store basis, admissions decreased 5.2 percent and adjusted admissions decreased 4.8 percent, compared with the same period in 2019.

As discussed further below, developments related to the emergence and spread of a novel strain of coronavirus ("COVID-19") resulted in a decline in patient volumes and increases in operating costs.

Net operating revenues for the three months ended March 31, 2020, totaled $3.025 billion, a 10.4 percent decrease, compared with $3.376 billion for the same period in 2019.

Net income attributable to Community Health Systems, Inc. common stockholders was $18 million, or $0.15 per share (diluted), for the three months ended March 31, 2020, compared with net loss of $(118) million, or $(1.04) per share (diluted), for the same period in 2019. Excluding the adjusting items as presented in the table in footnote (e) on page 13, net loss attributable to Community Health Systems, Inc. common stockholders was $(1.59) per share (diluted), for the three months ended March 31, 2020, compared to $(0.53) per share (diluted) for the same period in 2019. The change in tax valuation allowance (which was one of the adjusting items referenced above) had a positive impact of $240 million, or $2.10 per share (diluted), on net income attributable to Community Health Systems, Inc. common stockholders, and arose from the discrete tax benefits related to the release of federal and state valuation allowances on IRC Section 163(j) interest carryforwards as a result of an increase to the deductible interest expense allowed for 2019 and 2020 under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") that was enacted during the three months ended March 31, 2020. Weighted-average shares outstanding (diluted) were 114 million for the three months ended March 31, 2020, and 113 million for the three months ended March 31, 2019.

Adjusted EBITDA for the three months ended March 31, 2020, was $309 million compared with $391 million for the same period in 2019, representing a 21.0 percent decrease.

The consolidated operating results for the three months ended March 31, 2020, reflect a 13.3 percent decrease in admissions and a 12.8 percent decrease in adjusted admissions, compared with the same period in 2019. On a same-store basis, admissions decreased 5.2 percent and adjusted admissions decreased 4.8 percent for the three months ended March 31, 2020, compared with the same period in 2019. On a same-store basis, net operating revenues decreased 3.5 percent for the three months ended March 31, 2020, compared with the same period in 2019.

Commenting on the results, Wayne T. Smith, chairman and chief executive officer of Community Health Systems, Inc., said, "We are all grateful for the courage and commitment of our nation's healthcare workers as they put the care of their patients above all else in confronting COVID-19. Across our hospitals, physicians, nurses, and everyone else on the front lines have helped to save lives. Our organization has leveraged its resources to provide a rapid, coordinated and effective response to the pandemic. Now, we are also focused on reopening services where we can, especially for patients who have deferred important surgeries, procedures and other appointments. As we continue to manage our operations through the COVID-19 pandemic, our organization is doing everything possible to limit the spread of COVID-19 and to ensure our communities continue to have access to safe, quality healthcare."

COVID – 19 Pandemic:

Due to the decline in patient volumes as a result of the COVID-19 pandemic beginning during the second half of March, the impact from the COVID-19 pandemic on the Company's operations and financial results for the three months ended March 31, 2020 included decreases in net operating revenues and increases in expenses related to supply chain and other expenditures.

As previously announced in a Current Report on Form 8-K filed by the Company on April 6, 2020 (the "April 6 Form 8-K"), the Company is not able to fully quantify the impact that COVID-19 will have on its financial results during 2020, but expects developments related to COVID-19 to materially affect the Company's financial performance in 2020. Moreover, as a result of the continuously changing and unpredictable environment related to COVID-19, as disclosed in the April 6 Form 8-K, the Company withdrew its 2020 financial guidance previously issued in its earnings release dated February 19, 2020 and is not providing further guidance in this earnings release.

Federal and state governments have passed legislation, promulgated regulations, and taken other administrative actions intended to assist healthcare providers in providing care to COVID-19 and other patients during the public health emergency. Sources of relief include the CARES Act, which was enacted on March 27, 2020, and the Paycheck Protection Program and Health Care Enhancement Act (the "PPPHCE Act"), which was enacted on April 24, 2020. The CARES Act includes $100 billion in funding to be distributed to eligible providers through the Public Health and Social Services Emergency Fund (the "PHSSEF") as well as an expansion of the Medicare Accelerated and Advance Payment Program. The PPPHCE Act includes additional emergency appropriations for COVID-19 response, including $75 billion to be distributed to eligible providers through the PHSSEF.

In April 2020, the Company received approximately $245 million in payments through the PHSSEF and received accelerated Medicare payments of approximately $1.2 billion via the Medicare Accelerated and Advance Payment Program. These payments did not qualify for recognition in the three months ended March 31, 2020. PHSSEF payments (both under the CARES Act and the PPPHCE Act) are intended to compensate healthcare providers for lost revenues and incremental expenses incurred in response to the COVID-19 pandemic and are not required to be repaid provided that recipients attest to and comply with certain terms and conditions, including (in the case of payments under the CARES Act) limitations on balance billing and not using funds received from the PHSSEF to reimburse expenses or losses that other sources are obligated to reimburse (terms and conditions with respect to payments under the PPPHCE Act have not been finalized). In contrast, the payments under the Medicare Accelerated and Advance Payment Program are advances that providers must repay. The accelerated Medicare payments are interest free for up to 12 months and the program currently requires that CMS recoup the accelerated payments beginning 120 days after receipt by the provider, by withholding future Medicare fee-for-service payments for claims until such time as the full accelerated payment has been recouped. The program currently requires that any outstanding balance remaining after 12 months must be repaid by the provider or be subjected to a 10.25% interest rate.

The PHSSEF payments and accelerated payments received to date and which the Company may receive in the future under the CARES Act and the PPPHCE Act as noted above, or other legislation, will be beneficial in addressing the impact of the COVID-19 pandemic on its results of operations and financial position. However, the Company is unable to assess the extent to which anticipated negative impacts on the Company arising from the COVID-19 pandemic will be offset by amounts and benefits received, and which the Company may receive in the future, under the CARES Act, the PPPHCE Act or other legislation.

On January 1, 2020, the Company completed the divestiture of three hospitals (in respect of which the Company received proceeds at a preliminary closing on December 31, 2019). In addition, since January 1, 2020 the Company has entered into several definitive agreements to sell a total of seven hospitals, for which the Company expects to receive aggregate proceeds of approximately $400 million. These divestitures, which are expected to be completed at various times during the second and third quarters of 2020, will mark the end of the formal portfolio rationalization strategy, which commenced in 2017. There can be no assurance that these potential divestitures subject to definitive agreements will be completed, or if they are completed, the ultimate timing of the completion of these divestitures. The Company continues to receive interest from potential acquirers for certain of its hospitals, and may, from time to time, consider selling additional hospitals following the completion of the Company's formal portfolio rationalization strategy.

Financial and statistical data for 2019 and 2020 presented in this press release includes the operating results of divested hospitals through the effective closing date of each respective divestiture. Same-store operating results exclude the results of a hospital acquired in 2019 and the hospitals divested in 2019 and 2020.

Information About Non-GAAP Financial Measures

This earnings release presents Adjusted EBITDA, a non-GAAP financial measure, which is EBITDA adjusted to add back net income attributable to noncontrolling interests and to exclude loss (gain) from early extinguishment of debt, impairment and loss on sale of businesses, expense related to government and other legal settlements and related costs, expense related to employee termination benefits and other restructuring charges, expense from settlement and fair value adjustments on the CVR agreement liability related to the Health Management Associates, Inc. ("HMA") legal proceedings and related legal expenses, the impact of changes in estimate to increase the professional liability claims accrual recorded during the second quarter of 2019 (which estimate was further revised in the third quarter of 2019 based on updated actuarial analysis) with respect to claims incurred in 2016 and prior years and expense related to the valuation allowance recorded in the second quarter of 2019 to reserve the outstanding balance of a promissory note received from the buyer in connection with the sale of two of the Company's hospitals in 2017, as well as income from a reduction of the valuation allowance on the outstanding balance of a promissory note from the buyer of another hospital. For information regarding why the Company believes Adjusted EBITDA provides useful information to investors, and for a reconciliation of Adjusted EBITDA to net income (loss) attributable to Community Health Systems, Inc. stockholders, see footnote (c) to the Financial Highlights, Financial Statements and Selected Operating Data below.

Additionally, this earnings release presents adjusted net income (loss) attributable to Community Health Systems, Inc. common stockholders per share (diluted), a non-GAAP financial measure, to reflect the impact on net income (loss) attributable to Community Health Systems, Inc. common stockholders per share (diluted) from the selected items used in the calculation of Adjusted EBITDA. For information regarding why the Company believes this non-GAAP financial measure provides useful information to investors, and for a reconciliation of this non-GAAP financial measure to net income (loss) attributable to Community Health Systems, Inc. common stockholders per share (diluted), see footnote (e) to the Financial Highlights, Financial Statements and Selected Operating Data below.

Community Health Systems, Inc. is one of the largest publicly traded hospital companies in the United States and a leading operator of general acute care hospitals in communities across the country. The Company, through its subsidiaries, owns, leases or operates 99 affiliated hospitals in 17 states with an aggregate of approximately 16,000 licensed beds.

The Company's headquarters are located in Franklin, Tennessee, a suburb south of Nashville. Shares in Community Health Systems, Inc. are traded on the New York Stock Exchange under the symbol "CYH." More information about the Company can be found on its website at www.chs.net.

Community Health Systems, Inc. will hold a conference call on Wednesday, April 29, 2020, at 10:00 a.m. Central, 11:00 a.m. Eastern, to review financial and operating results for the first quarter ended March 31, 2020. Investors will have the opportunity to listen to a live internet broadcast of the conference call by clicking on the Investor Relations link of the Company's website at www.chs.net. To listen to the live call, please go to the website at least fifteen minutes early to register, download and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available shortly after the call and will continue to be available for approximately 30 days. Copies of this press release and conference call slide show, as well as the Company's Current Report on Form 8-K (including this press release), will be available on the Company's website at www.chs.net.

COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

Financial Highlights (a)(b)

(In millions, except per share amounts)

(Unaudited)

	Three Months Ended March 31,	
	2020	**2019**
Net operating revenues	$ 3,025	$ 3,376
Net income (loss) (f), (g)	34	(101)
Net income (loss) attributable to Community Health Systems, Inc. stockholders	18	(118)
Adjusted EBITDA (c)	309	391
Net cash provided by operating activities	57	133
Earnings (loss) per share attributable to Community Health Systems, Inc. common stockholders:		
Basic (f), (g)	$ 0.15	$ (1.04)
Diluted (e), (f), (g)	0.15	(1.04)
Weighted-average number of shares outstanding (d):		
Basic	114	113
Diluted	114	113

____

For footnotes, see pages 11, 12 and 13.

COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Income (Loss) (a)(b)

(In millions, except per share amounts)

(Unaudited)

	Three Months Ended March 31,			
	2020		**2019**	
		% of Net Operating		**% of Net Operating**
	Amount	**Revenues**	**Amount**	**Revenues**
Net operating revenues	$3,025	100.0 %	$3,376	100.0 %
Operating costs and expenses:				
Salaries and benefits	1,408	46.4 %	1,542	45.7 %
Supplies	498	16.5 %	558	16.5 %

Other operating expenses	737	24.4	%	811	24.1	%	
Government and other legal settlements and related costs (g)	2	0.1	%	5	0.1	%	
Lease cost and rent	81	2.7	%	80	2.4	%	
Depreciation and amortization	144	4.8	%	153	4.5	%	
Impairment and loss on sale of businesses, net (f)	45	1.5	%	38	1.1	%	
Total operating costs and expenses	2,915	96.4	%	3,187	94.4	%	
Income from operations (f), (g)	110	3.6	%	189	5.6	%	
Interest expense, net	262	8.7	%	257	7.6	%	
Loss from early extinguishment of debt	4	0.1	%	31	0.9	%	
Equity in earnings of unconsolidated affiliates	(7	) (0.3	)%	(5	) (0.1	)%	
Loss before income taxes	(149	) (4.9	)%	(94	) (2.8	)%	
(Benefit from) provision for income taxes	(183	) (6.0	)%	7	0.2	%	
Net income (loss) (f), (g)	34	1.1	%	(101	) (3.0	)%	
Less: Net income attributable to noncontrolling interests	16	0.5	%	17	0.5	%	
Net income (loss) attributable to Community Health Systems, Inc. stockholders	$18	0.6	%	$(118	) (3.5	)%	

Earnings (loss) per share attributable to Community Health Systems, Inc. common stockholders:

Basic (f), (g)	$0.15		$(1.04	)
Diluted (e), (f), (g)	$0.15		$(1.04	)

Weighted-average number of shares outstanding (d):

Basic	114	113
Diluted	114	113

————

For footnotes, see pages 11, 12 and 13.

COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

(In millions)

(Unaudited)

	Three Months Ended March 31,			
	2020		**2019**	
Net income (loss)	$ 34		$ (101	)
Other comprehensive income (loss), net of income taxes:				
Net change in fair value of interest rate swaps, net of tax	-		(2	)
Net change in fair value of available-for-sale debt securities, net of tax	2		2	
Other comprehensive income	2		-	
Comprehensive income (loss)	36		(101	)
Less: Comprehensive income attributable to noncontrolling interests	16		17	
Comprehensive income (loss) attributable to Community Health Systems, Inc. stockholders	$ 20		$ (118	)

____

For footnotes, see pages 11, 12 and 13.

COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

Selected Operating Data (a)

(Dollars in millions)

(Unaudited)

	Three Months Ended March 31,					
	Consolidated			Same-Store		
	2020	2019	% Change	2020	2019	% Change
Number of hospitals (at end of period)	99	106		98	98	
Licensed beds (at end of period)	15,620	16,956		15,439	15,614	
Beds in service (at end of period)	13,757	15,195		13,682	13,915	
Admissions	128,248	147,888	-13.3 %	127,845	134,882	-5.2 %
Adjusted admissions	270,156	309,875	-12.8 %	268,965	282,530	-4.8 %
Patient days	579,937	677,081		578,220	613,141	
Average length of stay (days)	4.5	4.6		4.5	4.5	
Occupancy rate (average beds in service)	46.1 %	48.0 %		46.3 %	49.0 %	
Net operating revenues	$ 3,025	$ 3,376	-10.4 %	$ 3,016	$ 3,125	-3.5 %
Net inpatient revenues as a % of net operating revenues	47.9 %	48.7 %		47.8 %	48.5 %	
Net outpatient revenues as a % of net operating revenues	52.1 %	51.3 %		52.2 %	51.5 %	
Income from operations (f), (g)	$ 110	$ 189	-41.8 %			
Income from operations as a % of net operating revenues	3.6 %	5.6 %				
Depreciation and amortization	$ 144	$ 153				
Equity in earnings of unconsolidated affiliates	$ (7)	$ (5)				
Net income (loss) attributable to Community Health Systems, Inc. stockholders	$ 18	$ (118)	115.3 %			
Net income (loss) attributable to Community Health Systems, Inc. stockholders as a % of net operating revenues	0.6 %	-3.5 %				
Adjusted EBITDA (c)	$ 309	$ 391	-21.0 %			
Adjusted EBITDA as a % of net operating revenues	10.2 %	11.6 %				
Net cash provided by operating activities	$ 57	$ 133	-57.1 %			

____

For footnotes, see pages 11, 12 and 13.

COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(In millions, except share data)

(Unaudited)

	March 31, 2020	December 31, 2019
ASSETS		
Current assets		

Cash and cash equivalents	$246	$216
Patient accounts receivable	2,100	2,258
Supplies	354	354
Prepaid income taxes	47	48
Prepaid expenses and taxes	188	193
Other current assets	425	358
Total current assets	3,360	3,427
Property and equipment	9,618	9,653
Less accumulated depreciation and amortization	(4,096)	(4,045)
Property and equipment, net	5,522	5,608
Goodwill	4,322	4,328
Deferred income taxes	50	38
Other assets, net	2,191	2,208
Total assets	$15,445	$15,609

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities

Current maturities of long-term debt	$30	$20
Current operating lease liabilities	132	136
Accounts payable	727	811
Accrued liabilities:		
Employee compensation	593	594
Accrued interest	180	189
Other	503	532
Total current liabilities	2,165	2,282
Long-term debt (h)	13,525	13,385
Deferred income taxes	29	200
Long-term operating lease liabilities	514	487
Other long-term liabilities	846	894
Total liabilities	17,079	17,248
Redeemable noncontrolling interests in equity of consolidated subsidiaries	502	502

STOCKHOLDERS' DEFICIT
Community Health Systems, Inc. stockholders' deficit:

Preferred stock, $.01 par value per share, 100,000,000 shares authorized; none issued	-	-
Common stock, $.01 par value per share, 300,000,000 shares authorized; 119,678,238 shares issued and outstanding at March 31, 2020, and 117,822,631 shares issued and outstanding at December 31, 2019	1	1
Additional paid-in capital	2,001	2,008
Accumulated other comprehensive loss	(7)	(9)
Accumulated deficit	(4,200)	(4,218)
Total Community Health Systems, Inc. stockholders' deficit	(2,205)	(2,218)
Noncontrolling interests in equity of consolidated subsidiaries	69	77
Total stockholders' deficit	(2,136)	(2,141)
Total liabilities and stockholders' deficit	$15,445	$15,609

――――

For footnotes, see pages 11, 12 and 13.

COMMUNITY HEALTH SYSTEMS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(In millions)

(Unaudited)

	Three Months Ended March 31,			
	2020		2019	
Cash flows from operating activities				
Net income (loss)	$ 34		$ (101	)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	144		153	
Deferred income taxes	(184	)	6	
Government and other legal settlements and related costs (g)	2		5	
Stock-based compensation expense	2		3	
Impairment and loss on sale of businesses, net (f)	45		38	
Loss from early extinguishment of debt	4		31	
Other non-cash expenses, net	49		36	
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:				
Patient accounts receivable	158		(10	)
Supplies, prepaid expenses and other current assets	(53	)	14	
Accounts payable, accrued liabilities and income taxes	(78	)	17	
Other	(66	)	(59	)
Net cash provided by operating activities	57		133	
Cash flows from investing activities				
Acquisitions of facilities and other related businesses	-		(4	)
Purchases of property and equipment	(99	)	(121	)
Proceeds from disposition of hospitals and other ancillary operations	2		161	
Purchases of available-for-sale debt securities and equity securities	(17	)	(15	)
Proceeds from sales of available-for-sale debt securities and equity securities	21		32	
Increase in other investments	(16	)	(34	)
Net cash (used in) provided by investing activities	(109	)	19	
Cash flows from financing activities				
Repurchase of restricted stock shares for payroll tax withholding requirements	(1	)	(1	)
Deferred financing costs and other debt-related costs	(32	)	(25	)
Proceeds from noncontrolling investors in joint ventures	-		1	
Redemption of noncontrolling investments in joint ventures	(2	)	(1	)
Distributions to noncontrolling investors in joint ventures	(30	)	(27	)
Proceeds from sale-lease back	2		-	
Other borrowings	14		12	
Issuance of long-term debt	1,462		1,840	
Proceeds from ABL facility	540		25	
Repayments of long-term indebtedness	(1,871	)	(1,895	)
Net cash provided by (used in) financing activities	82		(71	)

Net change in cash and cash equivalents	30	81
Cash and cash equivalents at beginning of period	216	196
Cash and cash equivalents at end of period	$ 246	$ 277

____
For footnotes, see pages 11, 12 and 13.

Footnotes to Financial Highlights, Financial Statements and Selected Operating Data

(a) Both financial and statistical results include the operating results of divested hospitals through the effective closing date of each respective divestiture. Same-store operating results and statistical information exclude the results of a hospital acquired in 2019 and the hospitals divested in 2019 and 2020. There were no discontinued operations reported for 2019 and 2020.

(b) The following table provides information needed to calculate earnings (loss) per share, which is adjusted for income attributable to noncontrolling interests (in millions):

	Three Months Ended March 31,	
	2020	**2019**
Net income (loss) attributable to Community Health Systems, Inc. common stockholders:		
Net income (loss)	$ 34	$ (101)
Less: Income attributable to noncontrolling interests, net of taxes	16	17
Net income (loss) attributable to Community Health Systems, Inc. common stockholders — basic and diluted	$ 18	$ (118)

(c) EBITDA is a non-GAAP financial measure which consists of net income (loss) attributable to Community Health Systems, Inc. before interest, income taxes, and depreciation and amortization. Adjusted EBITDA, also a non-GAAP financial measure, is EBITDA adjusted to add back net income attributable to noncontrolling interests and to exclude loss (gain) from early extinguishment of debt, impairment and loss on sale of businesses, expense related to government and other legal settlements and related costs, expense related to employee termination benefits and other restructuring charges, expense from settlement and fair value adjustments on the CVR agreement liability related to the HMA legal proceedings and related legal expenses, the impact of changes in estimate to increase the professional liability claims accrual recorded during the second quarter of 2019 (which estimate was further revised in the third quarter of 2019 based on updated actuarial analysis) with respect to claims incurred in 2016 and prior years, and expense related to the valuation allowance recorded in the second quarter of 2019 to reserve the outstanding balance of a promissory note received from the buyer in connection with the sale of two of the Company's hospitals in 2017, as well as income from a reduction of the valuation allowance on the outstanding balance of a promissory note from the buyer of another hospital. The Company has from time to time sold noncontrolling interests in certain of its subsidiaries or acquired subsidiaries with existing noncontrolling interest ownership positions. The Company believes that it is useful to present Adjusted EBITDA because it adds back the portion of EBITDA attributable to these third-party interests and clarifies for investors the Company's portion of EBITDA generated by continuing operations. The Company reports Adjusted EBITDA as a measure of financial performance. Adjusted EBITDA is a key measure used by management to assess the operating performance of the Company's hospital operations and to make decisions on the allocation of resources. Adjusted EBITDA is also used to evaluate the performance of the Company's executive management team and is one of the primary metrics used in connection with determining short-term cash incentive compensation and the achievement of vesting criteria with respect to performance-based equity awards. In addition, management utilizes Adjusted EBITDA in assessing the Company's consolidated results of operations and operational performance and in comparing the Company's results of operations between periods. The Company believes it is useful to provide investors and other users of the Company's financial statements this performance measure to align with how management assesses the Company's results of operations. Adjusted EBITDA also is comparable to a similar metric called Consolidated EBITDA, as defined in the Company's asset-based loan facility (the "ABL Facility"), which is a key component in the determination of the Company's compliance with some of the covenants under the ABL Facility (including the Company's ability to service debt and incur capital expenditures), and is used to determine the interest rate and commitment fee payable under the ABL Facility (although Adjusted EBITDA does not include all of the adjustments described in the ABL Facility).

Footnotes to Financial Highlights, Financial Statements and Selected Operating Data (Continued)

Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP. It should not be considered in isolation or as a substitute for net income, operating income, or any other performance measure calculated in accordance with U.S. GAAP. The items excluded from Adjusted EBITDA are significant components in understanding and evaluating financial performance. The Company believes such adjustments are appropriate as the magnitude and frequency of such items can vary significantly and are not related to the assessment of normal operating performance. Additionally, this calculation of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

The following table reflects the reconciliation of Adjusted EBITDA, as defined, to net income (loss) attributable to Community Health Systems, Inc. stockholders as derived directly from the condensed consolidated financial statements (in millions):

	Three Months Ended March 31,

	2020	2019
Net income (loss) attributable to Community Health Systems, Inc. stockholders	$ 18	$ (118)
Adjustments:		
(Benefit from) provision for income taxes	(183)	7
Depreciation and amortization	144	153
Net income attributable to noncontrolling interests	16	17
Interest expense, net	262	257
Loss from early extinguishment of debt	4	31
Impairment and loss on sale of businesses, net	45	38
Expense from government and other legal settlements and related costs	2	5
Expense from settlement and legal expenses related to cases covered by the CVR	1	1
Adjusted EBITDA	$ 309	$ 391

(d) The following table sets forth components reconciling the basic weighted-average number of shares to the diluted weighted-average number of shares (in millions):

	Three Months Ended March 31,	
	2020	2019
Weighted-average number of shares outstanding - basic	114	113
Add effect of dilutive securities:		
Stock awards and options	-	-
Weighted-average number of shares outstanding - diluted	114	113

The effect of restricted stock and stock option awards on the diluted shares calculation was an increase of 77,812 shares during the three months ended March 31, 2020. The Company generated a net loss attributable to Community Health Systems, Inc. common stockholders for the three months ended March 31, 2019, so the effect of dilutive securities is not considered because their effect would be antidilutive. If the Company had generated net income during the three months ended March 31, 2019, the effect of restricted stock and stock option awards on the diluted shares calculation would have been an increase in shares of 59,261.

Footnotes to Financial Highlights, Financial Statements and Selected Operating Data (Continued)

(e) The following supplemental table reconciles net income (loss) attributable to Community Health Systems, Inc. common stockholders, as reported, on a per share (diluted) basis, to net income (loss) attributable to Community Health Systems, Inc. common stockholders per share (diluted) with the adjustments described herein (total per share amounts may not add due to rounding). The Company believes that the presentation of non-GAAP adjusted net income (loss) attributable to Community Health Systems, Inc. common stockholders per share (diluted) presents useful information to investors by highlighting the impact on net income (loss) attributable to Community Health Systems, Inc. common stockholders per share (diluted) of selected items used in calculating Adjusted EBITDA which may not reflect the Company's underlying operating performance and assisting in comparing the Company's results of operations between periods.

	Three Months Ended March 31,	
	2020	2019
Net income (loss), as reported	$ 0.15	$ (1.04)
Adjustments:		
Loss from early extinguishment of debt	0.02	0.20
Impairment and loss on sale of businesses, net	0.31	0.26
Expense from government and other legal settlements and related costs	0.01	0.03
Expense from settlement and legal expenses related to cases covered by the CVR	0.01	0.01

Change in tax valuation allowance	(2.10)	-
Net loss, excluding adjustments	$ (1.59)	$ (0.53)

(f) Both income from operations and net income (loss) for the three months ended March 31, 2020 and 2019, included non-cash expense of approximately $45 million and $38 million, respectively, primarily from impairment charges to reduce the value of long-lived assets, including allocated goodwill, at hospitals that the Company has identified for sale or has sold, and at certain underperforming hospitals. These impairment charges do not have an impact on the calculation of the Company's financial covenants under the ABL Facility.

(g) The $(0.01) per share (diluted) and $(0.03) per share (diluted) of expense for "Government and other legal settlements and related costs" for the three months ended March 31, 2020 and 2019, respectively, is the net impact of several lawsuits settled in principle during the related periods, and related legal expenses.

(h) At March 31, 2020, the Company had outstanding borrowings of $380 million and approximately $239 million of additional borrowing capacity (after taking into consideration $150 million of outstanding letters of credit) under the ABL Facility.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainties. All statements in this press release other than statements of historical fact, including statements regarding expected operating results, and other events that depend upon or refer to future events or conditions or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "thinks," and similar expressions, are forward-looking statements. Although the Company believes that these forward-looking statements are based on reasonable assumptions, these assumptions are inherently subject to significant economic and competitive uncertainties and contingencies, which are difficult or impossible to predict accurately and may be beyond the control of the Company. Accordingly, the Company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. A number of factors could affect the future results of the Company or the healthcare industry generally and could cause the Company's expected results to differ materially from those expressed in this press release.

These factors include, among other things:

developments related to COVID-19, including, without limitation, related to the length and severity of the pandemic; the volume of canceled or rescheduled procedures; the volume of COVID-19 patients cared for across our health systems; measures we are taking to respond to the COVID-19 pandemic; the impact of government and administrative regulation on us; changes in net revenue due to patient volumes, payor mix and deteriorating macroeconomic conditions; potential increased expenses related to labor, supply chain or other expenditures; workforce disruptions; and supply shortages and disruptions;

uncertainty regarding the implementation of the CARES Act, the PPPHCE Act, and any other future stimulus measures related to COVID-19, including the magnitude and timing of any future payments or benefits we may receive thereunder;

general economic and business conditions, both nationally and in the regions in which we operate, including economic and business conditions resulting from the COVID-19 pandemic;

the impact of current or future federal and state health reform initiatives, including, without limitation, the Affordable Care Act, and the potential for the Affordable Care Act to be repealed or found unconstitutional or otherwise invalidated, or for additional changes to the law, its implementation or its interpretation (including through executive orders and court challenges);

the extent to and manner in which states support increases, decreases or changes in Medicaid programs, implement health insurance exchanges or alter the provision of healthcare to state residents through regulation or otherwise;

the future and long-term viability of health insurance exchanges and potential changes to the beneficiary enrollment process;

risks associated with our substantial indebtedness, leverage and debt service obligations, including our ability to refinance such indebtedness on acceptable terms or to incur additional indebtedness, and our ability to remain in compliance with debt covenants, as well as risks associated with disruptions in the financial and capital markets as the result of the COVID-19 pandemic which could impact us from a financing and liquidity perspective;

demographic changes;

changes in, or the failure to comply with, federal, state or local laws or governmental regulations affecting our business, including any such laws or governmental regulations which are adopted in connection with the COVID-19 pandemic;

potential adverse impact of known and unknown government investigations, audits, and federal and state false claims act litigation and other legal proceedings;

our ability, where appropriate, to enter into and maintain provider arrangements with payors and the terms of these arrangements, which may be further affected by the increasing consolidation of health insurers and managed care companies and vertical integration efforts involving payors and healthcare providers;

changes in, or the failure to comply with, contract terms with payors and changes in reimbursement policies or rates paid by federal or state healthcare programs or commercial payors;

any potential additional impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets, or changes in the useful lives of other intangible assets;

changes in inpatient or outpatient Medicare and Medicaid payment levels and methodologies;

the effects related to the continued implementation of the sequestration spending reductions and the potential for future deficit reduction legislation;

increases in the amount and risk of collectability of patient accounts receivable, including decreases in collectability which may result from, among other things, self-pay growth and difficulties in recovering payments for which patients are responsible, including co-pays and deductibles;

the efforts of insurers, healthcare providers, large employer groups and others to contain healthcare costs, including the trend toward value-based purchasing;

increases in wages as a result of inflation or competition for highly technical positions and rising supply and drug costs due to market pressure from pharmaceutical companies and new product releases;

liabilities and other claims asserted against us, including self-insured malpractice claims;

competition;

our ability to attract and retain, at reasonable employment costs, qualified personnel, key management, physicians, nurses and other healthcare workers;

trends toward treatment of patients in less acute or specialty healthcare settings, including ambulatory surgery centers or specialty hospitals or via telehealth;

changes in medical or other technology;

changes in U.S. GAAP;

the availability and terms of capital to fund any additional acquisitions or replacement facilities or other capital expenditures;

our ability to successfully make acquisitions or complete divestitures, including the disposition of hospitals and non-hospital businesses pursuant to our portfolio rationalization and deleveraging strategy, our ability to complete any such acquisitions or divestitures on desired terms or at all, the timing of the completion of any such acquisitions or divestitures, and our ability to realize the intended benefits from any such acquisitions or divestitures;

the impact that changes in our relationships with joint venture or syndication partners could have on effectively operating our hospitals or ancillary services or in advancing strategic opportunities;

our ability to successfully integrate any acquired hospitals, or to recognize expected synergies from acquisitions;

the impact of seasonal severe weather conditions, including the timing and amount of insurance recoveries in relation to severe weather events;

our ability to obtain adequate levels of insurance, including general liability, professional liability, and directors and officers liability insurance;

timeliness of reimbursement payments received under government programs;

effects related to pandemics, epidemics, or outbreaks of infectious diseases, including the coronavirus known as COVID-19 as noted above;

the impact of cyber-attacks or security breaches;

any failure to comply with the terms of the Corporate Integrity Agreement;

the concentration of our revenue in a small number of states;

our ability to realize anticipated cost savings and other benefits from our current strategic and operational cost savings initiatives;

changes in interpretations, assumptions and expectations regarding the Tax Cuts and Jobs Act; and

the other risk factors set forth in our in our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the Securities and Exchange Commission on February 20, 2020, and other public filings with the Securities and Exchange Commission.

The consolidated operating results for the three months ended March 31, 2020, are not necessarily indicative of the results that may be experienced for any future periods. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

View source version on businesswire.com: https://www.businesswire.com/news/home/20200428005929/en/

Investor Contact:
Kevin Hammons
Executive Vice President
and Chief Financial Officer
(615) 465-7000

Source: Community Health Systems, Inc.

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